UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES PRICING OF GLOBAL NOTES AND

PRIVATE EXCHANGE OFFERS FOR FOURTEEN SERIES OF ITS SECURITIES

January 21, 2020

MEXICO CITY, MEXICO – Petróleos Mexicanos (“PEMEX”) announced today the pricing of global notes denominated in U.S. Dollars (the “New Money Securities”), and the commencement of two liability management transactions consisting of fourteen separate exchange offers targeting certain series of PEMEX outstanding short-term maturity notes due 2021 through 2026 and long-term maturity bonds due 2044 through 2048 (the “Exchange Offers”). The Exchange Offers are separate from and in addition to the cash tender offers announced earlier today by PEMEX (the “Tender Offers”).

New Money Securities

The New Money Securities will be issued under PEMEX’s U.S. $112,000,000,000 Medium-Term Notes Program, Series C, will constitute unsecured obligations of PEMEX and will be jointly and severally guaranteed by Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística, and their respective successors and assignees.

PEMEX intends to use the net proceeds from the sale of the New Money Securities to repurchase notes validly tendered and accepted for purchase by PEMEX in the Tender Offers and the remainder, if any, to repay other outstanding indebtedness.

PEMEX priced an issue of:

•

5.950% Notes due 2031 (the “New 2031 Notes”), for an aggregate principal amount of U.S. $2,500,000,000 (the “New Money 2031 Notes”). The New Money 2031 Notes were issued at a price of 100.000%, plus accrued interest (if any) from January 28, 2020. Interest is payable on January and July of each year, commencing on July 28, 2020. The New 2031 Notes will mature on January 28, 2031.

•

6.950% Bonds due 2060 (the “New 2060 Bonds” and, together with the New 2031 Notes, the “New Securities”), for an aggregate principal amount of U.S. $2,500,000,000 (the “New Money 2060 Bonds”). The New Money 2060 Bonds were issued at a price of 100.000%, plus accrued interest (if any) from January 28, 2020. Interest is payable on January and July of each year, commencing on July 28, 2020. The New 2060 Bonds will mature on January 28, 2060.

Exchange Offers

Group A Waterfall Offers

The first liability management transaction consists of ten separate offers to exchange (the “Group A Waterfall Offers”) PEMEX’s outstanding securities set forth in the table below (the “Group A Waterfall Securities”) for newly-issued New 2031 Notes for up to U.S. $1.0 billion principal amount (the “Group A Waterfall Offer Cap”) of New 2031 Notes, plus Accrued Interest (as defined below):

Series of Group A Waterfall Securities(1)	Principal Amount Outstanding		Acceptance Priority Level	Principal Amount of New 2031 Notes Offered as Late Participation Consideration(2)		Early Participation Premium(2)		Principal Amount of New 2031 Notes Offered as Early Participation Consideration(2)(3)
5.500% Notes due 2021	U.S. $	1,102,385,000	1	U.S. $	982.66	U.S. $	50.00	U.S. $	1,032.66
6.375% Notes due 2021	U.S. $	366,023,000	2	U.S. $	992.47	U.S. $	50.00	U.S. $	1,042.47
4.875% Notes due 2022	U.S. $	790,083,000	3	U.S. $	995.00	U.S. $	50.00	U.S. $	1,045.00
Floating Rate Notes due 2022	U.S. $	568,468,000	4	U.S. $	1,000.00	U.S. $	50.00	U.S. $	1,050.00
5.375% Notes due 2022	U.S. $	609,655,000	5	U.S. $	1,006.50	U.S. $	50.00	U.S. $	1,056.50
3.500% Notes due 2023	U.S. $	1,360,915,000	6	U.S. $	970.00	U.S. $	50.00	U.S. $	1,020.00
4.625% Notes due 2023	U.S. $	1,019,571,000	7	U.S. $	1,009.00	U.S. $	50.00	U.S. $	1,059.00
4.500% Notes due 2026	U.S. $	1,500,000,000	8	U.S. $	971.70	U.S. $	50.00	U.S. $	1,021.70
4.250% Notes due 2025	U.S. $	790,958,000	9	U.S. $	987.20	U.S. $	50.00	U.S. $	1,037.20
4.875% Notes due 2024	U.S. $	1,032,618,000	10	U.S. $	1,017.50	U.S. $	50.00	U.S. $	1,067.50

(1)	CUSIPs and ISINs set forth in the table below under “Securities Codes.”
(2)

Per U.S.$1,000 principal amount of the applicable series of Group A Waterfall Securities validly tendered and accepted for exchange. The exchange consideration does not include Accrued Interest on such Group A Waterfall Securities. Eligible holders whose Group A Waterfall Securities are validly tendered and accepted for exchange will also receive Accrued Interest, if any.

(3)	Includes the applicable Early Participation Premium.

Group B Waterfall Offers

The second liability management transaction consists of four separate offers to exchange (the “Group B Waterfall Offers”) PEMEX’s outstanding securities set forth in the table below (the “Group B Waterfall Securities” and, together with the Group A Waterfall Securities, the “Waterfall Securities”) for newly-issued New 2060 Bonds for up to U.S. $1.0 billion principal amount (the “Group B Waterfall Offer Cap” and, together with the Group A Waterfall Offer Cap, the “Waterfall Offer Caps”) of New 2060 Bonds, plus Accrued Interest:

Series of Group B Waterfall Securities(1)	Principal Amount Outstanding		Acceptance Priority Level	Principal Amount of New 2060 Bonds Offered as Late Participation Consideration(2)		Early Participation Premium(2)		Principal Amount of New 2060 Bonds Offered as Early Participation Consideration(2)(3)
5.500% Bonds due 2044	U.S. $	973,047,000	1	U.S. $	875.00	U.S. $	50.00	U.S. $	925.00
5.625% Bonds due 2046	U.S. $	1,699,232,000	2	U.S. $	876.80	U.S. $	50.00	U.S. $	926.80
6.350% Bonds due 2048	U.S. $	3,328,663,000	3	U.S. $	938.00	U.S. $	50.00	U.S. $	988.00
6.375% Bonds due 2045	U.S. $	1,560,481,000	4	U.S. $	949.00	U.S. $	50.00	U.S. $	999.00

(1)	CUSIPs and ISINs set forth in the table below under “Securities Codes.”
(2)

Per U.S.$1,000 principal amount of the applicable series of Group B Waterfall Securities validly tendered and accepted for exchange. The exchange consideration does not include Accrued Interest on such Group B Waterfall Securities. Eligible holders whose Group B Waterfall Securities are validly tendered and accepted for exchange will also receive Accrued Interest, if any.

(3)	Includes the applicable Early Participation Premium.

The following Acceptance Priority Procedures and Proration procedures will apply to each of the Group A Waterfall Offers and the Group B Waterfall Offers. References to Waterfall Securities and Waterfall Offer Cap in the following paragraphs relate to either the Group A Waterfall Offers or the Group B Waterfall Offers:

•

if the exchange of all Waterfall Securities tendered at or prior to the Early Participation Date (as defined below) would cause us to issue an aggregate principal amount of New Securities of the relevant series that would result in an aggregate principal amount of such New Securities to be issued as consideration in the relevant Exchange Offers (the “Exchange Consideration”) in excess of the relevant Waterfall Offer Cap, then the Exchange Offers will be oversubscribed at the Early Participation Date, and we will not accept for exchange any Waterfall Securities tendered after the Early Participation Date and will (assuming satisfaction or, where applicable, the waiver of the conditions to the Exchange Offers) accept for exchange on the Early Acceptance Date (as defined below) (or, if there is no Early Acceptance Date, the Expiration Date (as defined below)) the Waterfall Securities tendered at or prior to the Early Participation Date pursuant to the acceptance priority procedures described below (the “Acceptance Priority Procedures”). If the Exchange Offers are not oversubscribed at the Early Participation Date and the exchange of all Waterfall Securities validly tendered at or prior to the Expiration Date would cause us to issue an aggregate principal amount of New Securities of the relevant series that would result in an aggregate Exchange Consideration in excess of the Waterfall Offer Cap, then the Exchange Offers will be oversubscribed at the Expiration Date, and we will (assuming satisfaction or, where applicable, the waiver of the conditions to the Exchange Offers), accept for exchange all Waterfall Securities tendered at or prior to the Early Participation Date and then accept for exchange any Waterfall Securities tendered after the Early Participation Date pursuant to the Acceptance Priority Procedures.

•

subject to the satisfaction of the conditions to the Exchange Offers, we will accept for exchange validly tendered Waterfall Securities in the order of the related acceptance priority level set forth in the tables above (the “Acceptance Priority Level”), beginning with the lowest numerical value of Acceptance Priority Level first.

•

subject to the procedures described below for undersubscribed Waterfall Offers by the Early Participation Date, if the aggregate principal amount of New Securities of the relevant series to be issued in exchange for all validly tendered Waterfall Securities corresponding to an Acceptance Priority Level, when added to the aggregate principal amount of New Securities of the relevant series to be issued in exchange for all Waterfall Securities accepted for exchange corresponding to each higher Acceptance Priority Level (lower numerical value), if any, would cause us to issue an aggregate principal amount of New Securities of the relevant series that would result in an aggregate Waterfall Exchange Consideration that does not exceed the Waterfall Offer Cap, then we will accept for exchange all such Waterfall Securities of such series and will then apply the foregoing procedure to the next lower Acceptance Priority Level (next higher numerical value). If the condition described in the foregoing sentence is not met, we will accept for exchange the maximum aggregate principal amount of tendered Waterfall Securities of such series (on a prorated basis) such that the aggregate principal amount of New Securities of the relevant series issued in exchange for the series of Waterfall Securities with the lowest Acceptance Priority Level (the highest numerical value) accepted, when considered together with the aggregate principal amount of New Securities of the relevant series issued in exchange for Waterfall Securities with higher Acceptance Priority Levels (lower numerical values), comes as close as possible to the amount of the Waterfall Offer Cap without exceeding such amount.

•

tendered Waterfall Securities with an Acceptance Priority Level lower than the Acceptance Priority Level that would cause us to issue an aggregate principal amount of New Securities of the relevant series that would result in an aggregate Exchange Consideration in excess of the Waterfall Offer Cap will not be accepted for exchange, provided that, if the Offers are not fully subscribed as of the Early Participation Date, tendered Waterfall Securities at or before the Early Participation Date will be accepted for exchange in priority to other Waterfall Securities tendered after the Early Participation Date, even if such Waterfall Securities tendered after the Early Participation Date have a higher Acceptance Priority Level than Waterfall Securities tendered prior to the Early Participation Date.

If proration of a series of tendered Waterfall Securities is required, we will determine the final proration factor as soon as practicable after the Early Participation Date or Expiration Date, as applicable, and will inform Eligible Holders of such series of Waterfall Securities of the results of the proration. In the event proration is required with respect to a series of Waterfall Securities, we will multiply the principal amount of each valid tender of such series of Waterfall Securities by the applicable proration rate and round the resulting amount down to the nearest U.S. $1,000 principal amount in order to determine the principal amount of such tender that will be accepted pursuant to the applicable Offer. The excess principal amount of Waterfall Securities not accepted from the tendering Eligible Holders will be promptly returned to such Eligible Holders. If, after applying such proration factor, any Eligible Holder would be entitled to a credit or return of a portion of tendered Waterfall Securities of a series that is less than the authorized denominations, then, in our sole discretion, (i) all of the Waterfall Securities of such series tendered by such Eligible Holder will be accepted without proration, (ii) a portion of the Waterfall Securities of such series tendered by such Eligible Holder will be rejected such that only Waterfall Securities of such series in the Authorized Denominations are credited or returned or (iii) none of the Waterfall Securities of such series tendered by such Eligible Holder will be accepted.

Common Terms Applicable to the Exchange Offers

The securities to be issued in connection with the Exchange Offers will constitute an additional issuance of New Securities and will be governed under the 2009 Indenture. The New 2031 Notes and the New 2060 Bonds to be issued in connection with the Exchange Offers will constitute a single series with, and are expected to be assigned the same CUSIP, ISIN and common code numbers and have the same terms and conditions as, the New Money 2031 Notes and the New Money 2060 Bonds, respectively, priced earlier today by PEMEX.

The Exchange Offers are being made on the terms and subject to the conditions set forth in the Exchange Offer Statement, dated January 21, 2020 (the “Exchange Offer Statement” and together with the related eligibility letter and the letter of transmittal, the “Offer Documents”), which sets forth in more detail the terms and conditions of the Exchange Offers.

The Exchange Offers will expire at 11:59 p.m., New York City time, on February 19, 2020 unless earlier terminated or extended by PEMEX (such time and date with respect to each Exchange Offer, as it may be extended with respect to such Exchange Offer, the “Expiration Date”). Waterfall Securities tendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on February 4, 2020 unless extended, but not thereafter.

Eligible Holders of Waterfall Securities validly tendered on or prior to 5:00 p.m., New York City time, on February 4, 2020 (such date and time, as the same may be extended, the “Early Participation Date”) and accepted for exchange pursuant to the Exchange Offers will be eligible to receive the applicable early participation consideration reflected in the tables above (the “Early Participation Consideration”), which includes the applicable early participation premium applicable to the relevant series of Waterfall Securities as set forth in the tables above (the “Early Participation Premium”). Eligible Holders of Waterfall Securities validly tendered after the Early Participation Date and on or prior to the Expiration Date and accepted for exchange pursuant to the Exchange Offers will be eligible to receive the late participation consideration reflected in the tables above (the “Late Participation Consideration”) applicable to the relevant series of Waterfall Securities, which is equal to the applicable Early Participation Consideration less the applicable Early Participation Premium. Eligible Holders will also receive an amount in cash (such amount “Accrued Interest”) consisting of accrued and unpaid interest on Waterfall Securities accepted for exchange in the Exchange Offers from, and including, the last interest payment date for each of the Waterfall Securities to, but not including, the applicable settlement date of the Exchange Offers (the “Settlement Date”), plus any additional amounts thereon less the interest accrued on the New Securities exchanged therefor from the settlement date of the offering of the New Money Securities, to the extent such interest accrued on such New Securities does not exceed the accrued and unpaid interest on such accepted Waterfall Securities. If the interest accrued on such New Securities exceeds the accrued and unpaid interest on such accepted Waterfall Securities, then the amount of Accrued Interest paid will be zero.

Following the Early Participation Date and at or prior to the Expiration Date, we will have the right to elect to accept the Waterfall Securities validly tendered at or prior to the Early Participation Date, provided that all conditions of the Exchange Offers have been satisfied or, where applicable, waived by us (the “Early Settlement Right”). If we exercise our Early Settlement Right, we expect to settle the Exchange Offers in respect of Waterfall Securities validly tendered at or prior to the Early Participation Date that are accepted for exchange (the “Early Settlement Date”) promptly following the date on which we accept for exchange such Waterfall Securities (the “Early Acceptance Date”). Assuming that we exercise the Early Settlement Right and all conditions of the Exchange Offers have been satisfied, or where applicable, waived by us, we expect that the Early Settlement Date will occur no later than the second business day following the Early Participation Date.

For Waterfall Securities that have been validly tendered at or prior to the Expiration Date (exclusive of Waterfall Securities accepted for exchange on the Early Settlement Date, if any), and that are accepted for exchange, we expect to settle such Waterfall Securities promptly following the Expiration Date (the “Final Settlement Date”). Assuming that such Final Settlement Date is not extended and all conditions of the Exchange Offers have been satisfied or, where applicable, waived by us, we expect that the Final Settlement Date will occur no later than second business day following the Expiration Date.

PEMEX’s obligation to accept and exchange the Waterfall Securities of any series validly tendered pursuant to an Exchange Offer is conditioned on the successful closing of the New Money Offering on or prior to the applicable Settlement Date. In addition, the Exchange Offers are conditioned on the satisfaction of other conditions described in the Exchange Offer Statement, including the tax fungibility condition, as fully described in the Exchange Offer Statement. The consummation of an Exchange Offer is not conditioned on the consummation of the other Exchange Offers. Each Exchange Offer is independent of the other Exchange Offers, and PEMEX may withdraw or modify any Exchange Offer without withdrawing or modifying other Exchange Offers. PEMEX reserves the right, subject to applicable law, to waive any and all conditions to any Exchange Offer.

If PEMEX terminates any Exchange Offer with respect to one or more series of Waterfall Securities, it will give prompt notice to the Information and Exchange Agent and all Waterfall Securities tendered pursuant to such terminated Exchange Offer will be returned promptly to the tendering Eligible Holders thereof. With effect from such termination, any Waterfall Securities blocked in The Depository Trust Company (“DTC”) will be released.

Securities Codes for the Group A Waterfall Securities

Series	Registered Securities(1)		Rule 144A Securities		Reg S Securities		Authorized Denominations
	CUSIP	ISIN	CUSIP	ISIN	CUSIP	ISIN	Minimum Denomination	Integral Multiples
5.500% Notes due 2021	71654QAX0	US71654QAX07	71656LAD3 71656LAJ0	US71656LAD38 US71656LAJ08	71656MAD1 71656MAJ8	US71656MAD11 US71656MAJ80	U.S. $10,000	U.S. $1,000
6.375% Notes due 2021	71654QCA8	US71654QCA85	71656LBJ9	US71656LBJ98	71656MBJ7	US71656MBJ71	U.S. $10,000	U.S. $1,000
4.875% Notes due 2022	71654QBB7	US71654QBB77	71656LAL5	US71656LAL53	71656MAL3	US71656MAL37	U.S. $10,000	U.S. $1,000
Floating Rate Notes due 2022	71654QCF7	US71654QCF72	71656LBN0	US71656LBN01	71656MBN8	US71656MBN83	U.S. $10,000	U.S. $1,000
5.375% Notes due 2022	71654QCE0	US71654QCE08	71656LBP5	US71656LBP58	71656MBP3	US71656MBP32	U.S. $10,000	U.S. $1,000
3.500% Notes due 2023	71654QBG6	US71654QBG64	71656LAP6	US71656LAP67	71656MAP4	US71656MAP41	U.S. $10,000	U.S. $1,000
4.625% Notes due 2023	71654QCD2	US71654QCD25	71656LBL4	US71656LBL45	71656MBL2	US71656MBL28	U.S. $10,000	U.S. $1,000
4.500% Notes due 2026	71654QBW1	US71654QBW15	71656LBD2	US71656LBD29	71656MBD0	US71656MBD02	U.S. $10,000	U.S. $1,000
4.250% Notes due 2025	71654QBV3	US71654QBV32	71656LBA8	US71656LBA89	71656MBA6	US71656MBA62	U.S. $10,000	U.S. $1,000
4.875% Notes due 2024	71654QBH4	US71654QBH48	71656LAQ4 71656LAX9	US71656LAQ41 US71656LAX91	71656MAX7 71656MAQ2	US71656MAX74 US71656MAQ24	U.S. $10,000	U.S. $1,000

(1)

The security codes associated with the registered series of Group A Waterfall Securities were generated in connection with exchange offers conducted for such Group A Waterfall Securities pursuant to registration rights agreements that were executed in connection with the offering of such Group A Waterfall Securities.

Securities Codes for the Group B Waterfall Securities

Series	Registered Securities(1)		Rule 144A Securities		Reg S Securities		Authorized Denominations
	CUSIP	ISIN	CUSIP	ISIN	CUSIP	ISIN	Minimum Denomination	Integral Multiples
5.500% Bonds due 2044	71654QBE1	US71654QBE17	71656LAN1 71656LAM3 71656LBB6	US71656LAN10 US71656LAM37 US71656LBB62	71656MAM1 71656MBB4 71656MAN9	US71656MAM10 US71656MBB46 US71656MAN92	U.S. $10,000	U.S. $1,000
5.625% Bonds due 2046	71654QBX9	US71654QBX97	71656LBE0	US71656LBE02	71656MBE8	US71656MBE84	U.S. $10,000	U.S. $1,000
6.350% Bonds due 2048	71654QCL4	US71654QCL41	71654QCJ9	US71654QCJ94	P78625DE0	USP78625DE05	U.S. $10,000	U.S. $1,000
6.375% Bonds due 2045	71654QBR2	US71654QBR20	71656LAY7	US71656LAY74	71656MAY5	US71656MAY57	U.S. $10,000	U.S. $1,000

(1)

The security codes associated with the registered series of Group B Waterfall Securities were generated in connection with exchange offers conducted for such Group B Waterfall Securities pursuant to registration rights agreements that were executed in connection with the offering of such Group B Waterfall Securities.

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Global Bondholder Services Corporation will also act as the Information and Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

PEMEX has retained Barclays Capital Inc., BBVA Securities Inc., BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. to act as dealer managers in connection with the Exchange Offers (the “Dealer Managers”).

Eligible Holders are advised to check with any bank, securities broker or other intermediary through which they hold Waterfall Securities as to when such intermediary would need to receive instructions from such Eligible Holder in order for that Eligible Holder to be able to participate in, or withdraw their instruction to participate in, an Exchange Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

The New Money Securities are being sold to qualified institutional buyers in the United States in accordance with Rule 144A under the Securities Act, and to persons outside the United States in accordance with Regulation S under the Securities Act. The New Securities offered for exchange are being so offered only (1) to holders of Waterfall Securities who are “qualified institutional buyers” as defined in Rule 144A under the Securities Act in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (2) outside the United States, to holders of Waterfall Securities other than “U.S. persons” (as defined in Rule 902 under the Securities Act) and who are not acquiring such New Securities for the account or benefit of a U.S. person, in offshore transactions in compliance with Regulation S under the Securities Act, and who are non-U.S. qualified offerees (as defined under “Transfer Restrictions on the New Securities” in the Exchange Offer Statement). Only holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Statement and to participate in the Exchange Offers (such holders, “Eligible Holders”). The eligibility letter can be accessed at the following link: https://gbsc-usa.com/eligibility/pemex

The New Money Securities and the New Securities to be issued pursuant to the Exchange Offers have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The New Money Securities and the New Securities to be issued pursuant to the Exchange Offers will be issued with registration rights.

This announcement is for informational purposes only. This press release shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Exchange Offers are being made solely pursuant to the Offer Documents. The Exchange Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Exchange Offers to be made by a licensed broker or dealer, the Exchange Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Exchange Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the Exchange Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Exchange Offers were only available to, and the Exchange Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Exchange Offers or any of their contents.

####

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated January 21, 2020, relating to the previously announced tender offers by PEMEX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: January 22, 2020

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.